Exhibit 99.1

AGENDA FOR ORDINARY SHAREHOLDERS MEETING ON MARCH 28, 2012

•	Election of a second statutory auditor and deputy auditor;

•	Delegation of authority to complete all legal formalities related to the shareholders meeting.

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RESOLUTIONS

I. ORDINARY MEETING

FIRST RESOLUTION

ELECTION OF A SECOND STATUTORY AUDITOR AND DEPUTY AUDITOR

The shareholders, having satisfied the quorum and majority of ordinary general meetings;

Having considered the report of the board of directors;

Decide to elect the firm MBV & Associés, 39, avenue de Friedland – 75008 Paris, represented by Ms Laure Saludes, partner, as second statutory auditor, with as alternate Ms Martine Leconte, 39, avenue de Friedland – 75008 Paris, for a period of 6 years which will expire at the end of the Ordinary Shareholders meeting called to approve the financial statements of the year ended December 31, 2017.

SECOND RESOLUTION

DELEGATION OF AUTHORITY AND FORMALITIES

The shareholders delegate all necessary authority to the bearer of the original copy of the minutes of this meeting, or of an extract or copy of these minutes, to comply with all legal obligations for publication of the results of this meeting, filing of the minutes as may be required and any other formalities related to this meeting.